

July 11, 2018

Michael Preston
Senior Vice President and Chief Financial Officer
AdvanSix Inc.
300 Kimball Drive, Suite 101
Parsippany, NJ. 07054

 Re: AdvanSix Inc.
  Form 10-K for the Fiscal Year Ended December 31, 2017
  Filed on February 27, 2018
  Form 10-Q for the period ended March 31, 2018
  Filed on May 4, 2018
  File No. 1-37774

Dear Mr. Preston:

 We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended March 31, 2018

3. Revenues, page 8

1. Please tell us how you considered the requirements in ASC 606-10-50-13 to 50-15 to disclose information about remaining performance obligations or application of optional exemptions. In that regard, we note that in your Form 10-K for the period ended December 31, 2017 you state that you sell product to your largest customer, representing 22% of total sales for the year, under a long-term contract. You further state that for your other customers you typically sell to them under contracts with one to two year terms.

2. We note that you utilized the practical expedient to avoid capitalizing incremental costs of obtaining the contract. Given your disclosure that you sell product to your largest

customer under a long term contract and other customers under contracts that could be one to two years in duration, please further tell us how you considered the guidance under ASC 340-40-25-4.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891, or in his absence Tracey Mckoy at 202-551-3772 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction